Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

ARQIT REGISTRATION STATEMENT RELATED TO BUSINESS COMBINATION WITH CENTRICUS ACQUISITION CORP. DECLARED EFFECTIVE BY SEC

• Extraordinary general meeting of shareholders of Centricus Acquisition Corp. scheduled for August 31, 2021

• Upon closing, Arqit Quantum Inc. will be listed on NASDAQ under the new ticker symbol “ARQQ”

• The boards of directors of Arqit Limited and Centricus Acquisition Corp. have unanimously approved the Business Combination

London, UK – 2 August 2021 – Arqit Limited (“Arqit”), a leader in quantum encryption technology today announced the Registration Statement on Form F-4 in connection with the previously announced business combination (the “Business Combination”) with Centricus Acquisition Corp. (“Centricus”) (Nasdaq: CENHU, CENH, CENHUW), a publicly-listed special purpose acquisition company, has been declared effective by the Securities and Exchange Commission (the “SEC”). Upon closing, the ordinary shares and warrants of Arqit Quantum Inc., a company formed for purposes of completing the Business Combination, will be listed on NASDAQ under the new ticker symbols “ARQQ” and “ARQQW.”

The boards of directors of Arqit and Centricus have unanimously approved the Business Combination, and Centricus has set 9:00 a.m. ET on August 31, 2021 as the time and date for an extraordinary general meeting of shareholders to approve the proposals associated with the Business Combination. The proxy statement/prospectus contains important information about Arqit, Centricus and the Business Combination, and is available on: https://sec.report/CIK/0001859690 Centricus shareholders of record as of July 26, 2021 will be mailed the proxy materials in connection with the Business Combination and will be entitled to vote at the extraordinary general meeting.

“We are pleased to be moving into the final stage of our proposed Business Combination which will bring Arqit to the public markets” said Garth Ritchie Chief Executive Officer of Centricus.  “The process has been efficient, and we are now seeking to garner shareholder support at the upcoming EGM.  Arqit is well positioned to operate as a public company and, if approved by our shareholders, this transaction will enable Arqit to accelerate adoption of its encryption technology which launched live for customers today.  Arqit has continued to execute on its plan since the initial announcement of the Business Combination, confirming strategic collaborations with industry leaders such as British Telecom, Sumitomo, Northrop Grumman, Honeywell, Leonardo, Virgin Orbit, amongst others.  The cyber threat continues to escalate globally, with almost weekly headline grabbing breaches of key technological infrastructure in the public and private sectors - Arqit’s ability to deliver symmetric key encryption to any end-point users, coupled with company’s ability to win blue chip customers, has allowed the board of Centricus Acquisition Corp. to unanimously recommend this transaction to shareholders.  We believe that Arqit is set to deliver on its vision of becoming the future of encryption which will accelerate as the marketplace comprehends the imminent threat that quantum computers pose.”

The closing of the Business Combination remains subject to approval by Centricus’ shareholders, the satisfaction or waiver of the closing conditions identified in the business combination agreement, and other customary closing conditions.

David Williams, Founder Chairman and CEO for Arqit said, “Arqit has invented transformational technology, and early blue chip customers are clearly recognising it’s importance, as we announce today the software is now live for commercial use.  QuantumCloudTM can secure every connected device in the World with far more security and far less processing and energy than any possible alternative. I am delighted that this transaction will now deliver the resources we need in our objective to  scale up.”

-ends-

About Arqit Limited:

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer.  Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device.  The keys are computationally secure, don’t exist until the moment they are needed and can never be known by a third party.  QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group.  The addressable market for QuantumCloud™ every connected device.

On May 12, 2021, Arqit entered into a definitive agreement to combine with Centricus Acquisition Corp. (NASDAQ: CENHU, CENH, CENHUW), a special purpose acquisition company, which would result in Arqit becoming a publicly listed company on the Nasdaq Stock Market under the name Arqit Quantum Inc.

Media relations enquiries:

Arqit:	Julie Moon T: +44 7769 9960 E: Julie.moon@arqit.uk

SEC Newgate:	arqit@secnewgate.co.uk

Investor relations Enquiries:

Gateway:	arqit@gatewayir.com

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.